

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2023

Gianluca Tagliabue
Chief Operating Officer and Chief Financial Officer
Ermenegildo Zegna N.V.
Viale Roma 99/100
13835 Valdilana loc. Trivero
Italy

> **Re: Ermenegildo Zegna N.V.**
> **Registration Statement on Form F-3**
> **Filed on April 6, 2023**
> **File No. 333-271155**

Dear Gianluca Tagliabue:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3, Filed on April 6, 2023

Cover page

1. For each of the ordinary shares being registered for resale, please disclose the price that the selling securityholders paid for such shares.

2. We note the significant number of redemptions of your ordinary shares in connection with your business combination and that the ordinary shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the ordinary shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the ordinary shares. Please highlight the significant negative impact sales of ordinary shares on this registration

statement could have on the public trading price of the ordinary shares.

Risk Factors, page 5

3. We note you discuss, incorporated by reference from page 27 of your Form 20-F, risks that you incurred and will incur significant costs in connection with the business combination, including the transition to becoming a public company. Please revise to update this risk factor given that the business combination was completed more than 16 months ago.

4. We note you discuss, incorporated by reference from page 26 of your Form 20-F, that the price of your ordinary shares may fluctuate in case of substantial sales of your ordinary shares by shareholders. Please revise to elaborate or include an additional risk factor highlighting the negative pressure potential sales of ordinary shares pursuant to this registration statement could have on the public trading price of the ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these ordinary shares currently represent of the total number of ordinary shares outstanding. Also disclose that the private investors have an incentive to sell because they will profit on sales because of the lower price that they purchased their ordinary shares than the public investors. Finally, your discussion should highlight the fact that Monterubello s.s., a beneficial owner of over 60% of your outstanding ordinary shares, will be able to sell all of its ordinary shares for so long as the registration statement of which this prospectus forms a part is available for use.

General

5. Please revise your prospectus to disclose the price that each selling securityholder paid for the ordinary shares being registered for resale. Highlight any differences in the current trading price, the prices that the private placement investors, PIPE investors and other selling securityholders acquired their ordinary shares, and the price that the public securityholders acquired their ordinary shares. Disclose that while the private placement investors, PIPE investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the ordinary shares they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

6. Please discuss, to the extent you are likely to have to seek additional capital, the effect of this offering on the company's ability to raise additional capital. Please include appropriate risk factor disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenny O'Shanick at 202-551-8005 or Geoffrey Kruczek at 202-551-3641 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Scott Miller